SE 06050029 MISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC MAIL PROCESSING SECTION
AUG 29 2006
WASH, D.C. 209

| SEC FILE NUMBER |
|---|
| 8-66379 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/05 (MM/DD/YY) AND ENDING 06/30/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Centara Capital Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8880 Rio San Diego Drive, 4th Floor
(No. and Street)

San Diego (City) California (State) 92108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Suzanne Bond (619) 398-1700
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P. C.
(Name – *if individual, state last, first, middle name*)

13116 S Western Ave. (Address) Blue Island (City) Illinois (State) 60406 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 11 2006
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, Suzanne Bond, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Centara Capital Securities, Inc., as of June 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

ELIZABETH JAMES DUFFIELD
Commission # 1385706
Notary Public - California
San Diego County
My Comm. Expires Nov 19, 2006

Notary Public

Signature

Director

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of San Diego } ss.

On Aug 21 2006 (Date), before me, Elizabeth James Duffield (Name and Title of Officer (e.g., "Jane Doe, Notary Public")),

personally appeared Suzanne Bond (Name(s) of Signer(s)),

☑ personally known to me
☐ proved to me on the basis of satisfactory evidence

ELIZABETH JAMES DUFFIELD
Commission # 1385706
Notary Public - California
San Diego County
My Comm. Expires Nov 19, 2006

Place Notary Seal Above

to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal.

Elizabeth James Duffield
Signature of Notary Public

## OPTIONAL

*Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.*

### Description of Attached Document

Title or Type of Document: ____________________

Document Date: ____________________ Number of Pages: __________

Signer(s) Other Than Named Above: ____________________

### Capacity(ies) Claimed by Signer

Signer's Name: ____________________

- ☐ Individual
- ☐ Corporate Officer — Title(s): ____________________
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ____________________

Signer Is Representing: ____________________

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

# CENTARA CAPITAL SECURITIES, INC.

## STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

JUNE 30, 2006

**DUNLEAVY & COMPANY, P.C.**
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

## INDEPENDENT AUDITORS' REPORT

Board of Directors
Centara Capital Securities, Inc.

We have audited the accompanying statement of financial condition of Centara Capital Securities, Inc. as of June 30, 2006 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Centara Capital Securities, Inc. as of June 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

Dunleavy & Company, P.C.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
August 1, 2006

CENTARA CAPITAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2006

ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 32,249 |
| Concessions receivable | 37,046 |
| TOTAL ASSETS | $ 69,295 |

LIABILITIES AND SHAREHOLDERS' EQUITY

| | |
|---|---|
| LIABILITIES | |
| Related party payable | $ 37,046 |
| Income taxes payable | 21,804 |
| Total Liabilities | $ 58,850 |
| SHAREHOLDERS' EQUITY | |
| Common stock, no par value; authorized 10,000 shares; issued and outstanding 5,000 shares | $ 10,000 |
| Additional paid-in capital | 445 |
| Retained earnings | 0 |
| Total Shareholders' Equity | $ 10,445 |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | $ 69,295 |

The accompanying notes are integral part of this financial statement.

CENTARA CAPITAL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2006

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company, a wholly owned subsidiary of Centara Capital Group, Inc., was incorporated in the state of California on April 17, 2003. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is the sale of securities. Operations began July, 2004.

Securities Owned - Securities positions are valued at market value or estimated fair value as determined by the board of directors. The resulting difference between cost and market (or fair value) is included in income.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with an original maturity date, when acquired by the Company, of less than 90 days and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and are commonly referred to as "money market funds."

Concentration of Risk - Substantially all the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At June 30, 2006 the Company's net capital and required net capital were $10,445 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 563%.

NOTE 3 - RELATED PARTY TRANSACTIONS

As previously mentioned, the Company is wholly owned by Centara Capital Group, Inc. (Parent). The Company will file consolidated income tax returns with the Parent. The Parent assumes all income tax liability for the group.

The Company is also affiliated through common ownership and management with Centara Capital Management Group, Inc. (CCM) and Centara Real Estate Services, Inc.

Pursuant to an agreement dated April 1, 2004, CCM has provided office space, administrative and clerical services to the Company. As consideration for these services provided, the Company is to pay CCM $2,364 monthly or at other intervals and are allocated as follows:

| | One Month | Year Ended June 30,2006 |
|---|---|---|
| Occupancy | $ 978 | $ 11,736 |
| Communications | 546 | 6,552 |
| Professional fees | 750 | 9,000 |
| Other | 90 | 1,080 |
| Total | $ 2,364 | $ 28,368 |

This agreement is set to terminate on April 1, 2009. Other items are included therein. Also, at June 30, 2006, $37,046 was owed to CCM.

NOTE 4 - SUBSEQUENT EVENT

In July, 2006 the Company entered into an agreement with another entity whereby that entity will facilitate certain securities transactions for the Company. The initial term of the agreement is five years and will renew for additional one year terms unless canceled by either party. Should the Company terminate during the initial term of the agreement it will be subject to termination fees based upon "Lost revenue" as defined in the agreement. Other items are included therein.